Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

May 18, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Karina Dorin,

Ms. Laura Nicholson

Re:	MingZhu Logistics Holdings Limited

Amendment No. 4 to Registration Statement on Form F-3

Filed April 25, 2023

File No. 333-267839

To the Reviewing Staff Members of the Commission:

On behalf of our client, MingZhu Logistics Holdings Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter.

Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to its registration statement on Form F-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

This is to advise the Staff that the Company has recently filed its Annual Report on Form 20-F for the year ended December 31, 2022. The Revised Registration Statement has been updated to reflect the updated audited financial information for the year ended December 31, 2022.

We hope this response has addressed all of the Staff’s concerns. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo

cc: Michael Goldstein